Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of March 2008
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: March 19, 2008

List of materials

Documents attached hereto:


i)  Sony Statement Regarding Sony Ericsson

ii) Press release announcing Sony Ericsson sees moderating growth of mobile phone units with related effects on sales and profit in the first quarter 2008


March 19, 2008
Sony Corporation


Sony Ericsson sees moderating growth of mobile phone units with related effects on sales and profit in the first quarter 2008

Sony Ericsson Mobile Communications AB ("Sony Ericsson"), an equity affiliate of Sony Corporation ("Sony"), today announces that moderating sales growth of mobile phone units is expected to negatively impact net sales and net income before tax for the first quarter of 2008. Please refer to the attached press release for details.

At this time, Sony has no plan to revise its equity in net income of affiliated companies forecast of 100 billion yen for the fiscal year ending March 31, 2008 on a consolidated basis as announced on January 31, 2008.





Sony Ericsson

Press Release                                                      19 March 2008


Sony Ericsson sees moderating growth of mobile phone units with related effects on sales and profit in the first quarter 2008

London, UK - Sony Ericsson Mobile Communications AB ("Sony Ericsson") today announces that moderating sales growth of mobile phone units is expected to negatively impact net sales and net income before tax ("NIBT") for the first quarter of 2008. Slowing market growth of mid-to-high end phones in markets where Sony Ericsson has a strong presence is affecting sales. In addition, certain component shortages for popular mid-priced phones have contributed to modest unit sales growth in the first quarter.

"As discussed during our fourth quarter 2007 Media and Analyst Call, the market is proving to be challenging. This has been more pronounced in the mid-to-high end replacement sector of the market in Europe, where Sony Ericsson has stronger than average market share," says Dick Komiyama, President of Sony Ericsson. "For the last year, Sony Ericsson has been focused on expanding the breadth of its portfolio and developing its presence in new markets to lessen its historic reliance on the European high-end sector for growth. This strategy will continue, and our objective remains to become a top three player globally by 2011. As part of this strategy, we have announced fifteen new phones and introduced a new platform to the portfolio, Windows Mobile(R), this year. We expect to start seeing a positive effect from these announcements during the second half of 2008."

Although final results may differ, Sony Ericsson now plans to ship approximately 22 million phones during the first quarter of 2008 with an estimated ASP (Average Selling Price) of EUR 120. This is expected to generate net sales lower than the first quarter of 2007, and NIBT is estimated to be in the range of EUR 150 - 200 million due to increased R&D expenses as a percentage of sales. The increased investments in R&D are in line with the company's strategy to meet future growth ambitions. In addition, Sony Ericsson currently expects gross margin to remain relatively stable for the first quarter of 2008 compared with the first quarter of 2007.

Sony Ericsson plans to announce first quarter 2008 results on April 23rd.

- ENDS -


Microsoft, Windows, PowerPoint, Windows Media, Windows Mobile, Office, ActiveSync and Internet Explorer are trademarks or registered trademarks of Microsoft Corporation.

Sony Ericsson Mobile Communications was established as a 50:50 joint venture by Sony and Ericsson in October 2001, with global corporate functions located in London. The company serves the worldwide communications market with innovative and feature-rich mobile phones, accessories and PC-cards, and it has R&D sites in Europe, Japan, China, India and America. Sony Ericsson is the title sponsor of the Women's Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information, please visit www.sonyericsson.com

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.